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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-66778

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____01/01/16_____AND ENDING_____12/31/16_____

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRANSACT CAPITAL SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4991 Lake Brook Dr., Suite 150
(No. and Street)

Glen Allen	Virginia	23060
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jim Sowers   (804) 612-7110
                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter

(Name – *if individual, state last, first, middle name*)

4401 Dominion Blvd.	Glen Allen	Virginia	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, James Z. Sowers _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Transact Capital Securities, LLC _____ , as

of December 31 _____ , 20 16 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Glen Allen, VA   Commission Expires:
2/21/17   11/30/2020
Notarized Signature

_____
Signature

_____
Registered Principal
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRANSACT CAPITAL SECURITIES, LLC

Statement of Financial Condition

December 31, 2016

SEC ID 8 - 66778

TRANSACT CAPITAL SECURITIES, LLC
Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Transact Capital Securities, LLC
Richmond, Virginia

We have audited the accompanying statement of financial condition of Transact Capital Securities, LLC (the "Company"), as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Transact Capital Securities, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Keiter

February 2, 2017
Glen Allen, Virginia

Certified Public
Accountants & Consultants

4401 Dominion Boulevard
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

www.keitercpa.com

TRANSACT CAPITAL SECURITIES, LLC
Statement of Financial Condition
December 31, 2016

Assets

Cash and cash equivalents	$	14,285
Other assets		11,500
Total assets	$	25,785

Liabilities and Member's Equity

Liabilities	$	-
Member's equity		25,785
Total liabilities and member's equity	$	25,785

*See accompanying notes to financial statement

TRANSACT CAPITAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT

Note 1—Organization and nature of business

Organization – Transact Capital Securities, LLC (the "Company"), a wholly owned subsidiary of Transact Capital Partners LLC (the "Parent"), was incorporated in the state of Virginia on August 4, 2004. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company intends to act as an introducing broker engaging primarily in M&A Advisory, and debt and equity placements.

The Parent is a structured business transfer, business valuations, and growth services company. The Parent's liability, as the sole member of the Company, is limited in that in any proceeding brought by or in the name of the Company, the Parent shall not have liability for damages other than for willful misconduct or a knowing violation of the criminal law.

Note 2—Summary of significant accounting policies

Basis of Presentation – The preparation of the Company's financial statement in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions as to reported amounts and disclosures in the financial statements. Management believes that the estimates used in preparing the financial statements are reasonable and prudent. Actual results could differ from the estimates included in the financial statements.

Cash and Cash Equivalents – The Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

Risks and Uncertainties – The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation ("FDIC") provides insurance coverage for up to $250,000 for substantially all depository accounts. The Company from time to time may have amounts on deposit in excess of the insured limits. As of December 31, 2016, the Company had no uninsured deposits.

Income Taxes – The Company has elected to be treated as a limited liability company for federal, state, and local income tax purposes. Accordingly, all items of income, expense, gain, and loss of the Company are generally reportable on the tax return of its Parent. Management has evaluated all tax positions that could have a significant effect on the financial statements and determined the Company did not have any uncertain income tax positions at December 31, 2016. The Company is not currently under audit by any tax jurisdiction.

Fair Value Measurements – The carrying amounts of total assets approximates fair value because of the short-term nature of these instruments or because the contractual interest rates associated with these assets are considered to be at market rates.

TRANSACT CAPITAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT, CONTINUED

Note 3—Related party transactions

The Company is charged an allocable portion of certain costs, including employee compensation and benefits, occupancy, depreciation of fixed assets, and general and administrative costs, all incurred by its Parent on behalf of the Company. These costs are allocated to the Company using various measures that management believes are consistent with the types of costs covered by an expense agreement with the Parent.

Note 4—Regulatory requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1.

At December 31, 2016, the Company had net capital of $14,285 as defined under Rule 15c3-1, which exceeded the requirements by $9,285. The Company's ratio of aggregate indebtedness to net capital at December 31, 2016 was .00 to 1.

The Company is exempt under Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

Note 5—Subsequent events

Management has evaluated subsequent events for potential recognition and/or disclosure in the December 31, 2016 financial statement through February 2, 2017, which was the date the Company's financial statement was issued and determined that no events have occurred that would require disclosure in the financial statement.